

November 1, 2013

<u>Via U.S. Mail</u>
Mr. Peter DiMurro
Chief Executive Officer
Broadcast Live Digital Corp.
5045 Orbitor Drive
Building 10, Suite 200
Mississauga, Ontario, Canada L4W-4Y4

> **Re: Broadcast Live Digital Corp.**
> **Item 4.01 Form 8-K**
> **Filed October 30, 2013**
> **File No. 333-169970**

Dear Mr. DiMurro:

　　We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K, Filed October 30, 2013</u>

<u>(b) Engagement of Schwartz Levitsky Feldman LLP</u>

1. Please revise your disclosure to indicate whether during your two most recent fiscal years and any subsequent interim period prior to Schwartz Levitsky Feldman LLP's (SLF) engagement, you or someone on your behalf consulted with SLF regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by SLF, in either case where written or oral advice provided by SLF would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors, Li and Company, PC or was a reportable event (as described in Items

304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief